FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 8 DATED AUGUST 27, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 4 dated July 22, 2015, Supplement No. 5 dated August 3, 2015, Supplement No. 6 dated August 12, 2015 and Supplement No. 7 dated August 20, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our acquisition of two multifamily communities located in Homewood, Alabama and Dallas, Texas.

Property Acquisitions

Homewood Property

On August 21, 2015, we, through a wholly owned subsidiary, purchased a multifamily community located in Homewood, Alabama (the “Homewood Property”) from an unaffiliated seller. The Homewood Property contains 274 units located on an approximately 15-acre site with amenities, including but not limited to two swimming pools, a fitness center and a playground. The Homewood Property encompasses approximately 288,050 rentable square feet. The Homewood Property was constructed in two phases in 1968 and 1972 and is currently 90% leased.

The contract purchase price for the Homewood Property was approximately $30.1 million, excluding closing costs. We funded a portion of the purchase price through the assumption of two mortgage loans encumbering the Homewood Property. We funded the remainder of the purchase price with proceeds from this offering. We believe that the Homewood Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Homewood Property. We intend to replace the roofs and upgrade the common areas and unit interiors.

Dallas Property

On August 27, 2015, we, through a wholly owned subsidiary, purchased a multifamily community located in Dallas, Texas (the “Dallas Property”) from an unaffiliated seller. The Dallas Property contains 200 units located on an approximately 9.7-acre site with amenities, including but not limited to a clubhouse with a fitness center, two swimming pools, a dog park, and carports. The Dallas Property encompasses approximately 220,000 rentable square feet. The Dallas Property was constructed in 1979 and is currently 90% leased.

The contract purchase price for the Dallas Property was approximately $21.3 million, excluding closing costs. We funded the purchase price with proceeds from this offering. We believe that the Dallas Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Dallas Property. We intend to upgrade all unit interiors as well as enhance common area amenities and improve site lighting and landscaping.

1